August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (313) 792-6135

Mr. Richard A. Manoogian
Masco Corp.
21001 Van Born Road
Taylor, Michigan 48180

> **Re:** **Masco Corp.**
> **Definitive 14A**
> **Filed April 10, 2007**
> **File No. 001-05794**

Dear Mr. Manoogian:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Director Compensation, page 8

1. We note your disclosure in the second sentence of footnote number 2. Please revise to provide the grant-date fair value and refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 12

2. The Compensation Discussion and Analysis should explain why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please revise to explain and refer to Item 402(b)(1)(vi) of Regulation S-K.

3. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their equity incentive compensation. Please disclose the specific items of company performance, (*e.g.*, earnings per share targets for 2007 or return on invested capital targets for 2006 and 2007) and the individual objectives (*e.g.*, those necessary to earn additional restricted stock awards discussed in the second paragraph on page 18) used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

4. Although you provide a description of how company performance affects annual compensation awards, we note less analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with non-quantitative achievements. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

5. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. For example, we note your disclosure on page 15 indicating that the annual performance targets for the cash bonus and restricted stock award programs are established during the first quarter of each year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement and make sure to disclose earnings

per share targets for 2007. Refer to Section II.B.1 of Commission Release 33-8732A.

Compensation Practices, page 13

6. We note that the compensation committee, the board of directors and senior management are involved in your executive compensation programs. Please revise to provide a materially complete description of the compensation committee's processes and procedures for the consideration and determination of executive compensation. Please disclose in reasonably complete detail the role of any of senior management, including Mr. Manoogian, in your compensation processes. Please refer to Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A.

Comparative Compensation, page 14

7. We note that you engaged Hewitt Associates to provide you with advice on executive compensation matters. The disclosure pertaining to the relationships among the Compensation Committee, management and outside consultants should be expanded to provide a materially complete description of consultants' roles with the company. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Restricted Stock, page 17

8. You state that the Compensation Committee may exercise discretion to reduce awards. Please revise to state whether your Compensation Committee actually exercised such discretion.

Perquisite Allowance, page 19

9. With respect to the personal use of company aircraft, describe in a footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix).

Summary Compensation Table, page 22

10. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Manoogian's stock and equity awards as compared to those of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Manoogian's

stock and option awards differ from those of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

2006 Outstanding Equity Awards at Fiscal Year-End, page 25

11. We note that the outstanding shares of restricted stock held by Mr. Manoogian had a market value at December 31, 2006 of more than $340 million. To the extent applicable, supplement your Compensation Discussion and Analysis to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x).

2006 Nonqualified Deferred Compensation Plan, page 28

12. We note that you use headings in your table for nonqualified deferred compensation such as "earnings credited" instead of aggregate earnings, or you use headings that omit terms when you state "balance at December 31, 2006" instead of "aggregate balance." Please revise the headings to use the terms contained in Item 402(i) of Regulation S-K.

Change in Control and Termination, page 31

13. We note your disclosure on page 20 that you do not have standard arrangements concerning changes in control and termination; however, you have arrangements in which executives receive benefits resulting from a change in control, such as the Long Term Incentive Plan and the SERP. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from

Mr. Richard A. Manoogian
Masco Corp.
August 21, 2007
Page 5

the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel